UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number

000-55818

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I B -- REGISTRANT INFORMATION

BIOCRUDE TECHNOLOGIES USA, INC.

Full Name of Registrant

1255 Phillips Square, Suite 605

Address of Principal Executive Office (Street and Number)

Montreal, QB, Canada H3B 3G5

City, State and Zip Code

PART II B -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III B -- NARRATIVE

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the period ending December 31, 2018 could not be completed and filed by the prescribed time period because there has been a change with the registrant’s registered independent public accountant (as can be referenced by registrant’s Form 8-K filing, filed with the SEC on March 20, 2019), as well as the registrant’s inability to get the necessary cooperation from another of the registrant’s independent public accountants, who did the audit for the period ending December 31, 2017, in order to acquire the necessary consent for the use of same in the Form 10-K for the period ending December 31, 2018, ergo, forcing the registrant to have the audit for the period ending December 31, 2017 redone, alongside with that for the period ending December 31, 2018, by the registrant’s current registered independent public accountant. Full clarity of the aforesaid will be disclosed in the Form 10-K for the period ending December 31, 2018. The registrant anticipates that it will file its Form 10-K for the period ended December 31, 2018 within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV B -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Moukas	514	962-0070
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Biocrude Technologies USA, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 29, 2019	By:	/s/ John Moukas
John Moukas
CEO

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